1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com

RICHARD HOROWITZ richard.horowitz@dechert.com +1 212 698 3525 Direct +1 69869 8452 Fax

July 29, 2016

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	1889 BDC Inc. – Withdrawal of Application Pursuant to Sections 17(d), 57(a)(4) and 57(i) of the Investment Company Act of 1940, as Amended, under File No. 812-14623 (SEC Accession No. 0001193125-16-499910)

Ladies and Gentlemen:

We are writing on behalf of 1889 BDC, Inc. and 1889 Adviser, LLC (together, the “Applicants”), to respectfully request the withdrawal of the Applicants’ application for an order under Sections 17(d) and 57(i) and Rule 17d-1 under the Investment Company Act of 1940, as amended (the “1940 Act”), exempting each Applicant from certain provisions of the 1940 Act (the “Application”). The Application was erroneously filed with the Securities and Exchange Commission on March 10, 2016 with incomplete information. Further to the correspondence between the undersigned and Holly Hunter-Ceci of the Division of Investment Management of the SEC on July 28, 2016, we hereby request, on behalf of the Applicants, that the Application be withdrawn.

Please call me at 212.698.3525 with any questions or comments regarding this letter, or if I may assist you in any way.

Sincerely,

/s/ Richard Horowitz

Richard Horowitz